UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission file number: 001-40405

JIUZI HOLDINGS INC.

(Registrant’s name)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 3, 2021, Jiuzi Holdings Inc. (the “Company”) and YA II PN, Ltd. (the “Investor”) entered into a Registration Rights Agreement, pursuant to which the Company agreed to register the resale of the ordinary shares issuable to the Investor under certain convertible debentures, with the U.S. Securities and Exchange Commission on a registration statement, and cause such registration statement to be declared effective by April 2, 2022, the 120th calendar day following the execution of the Registration Rights Agreement (the “Effectiveness Deadline”).

On April 1, 2022, the Company and the Investor entered into an Extension Agreement, pursuant to which the parties agreed to extend the Effectiveness Deadline to June 2, 2022.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Registration Rights Agreement Between Jiuzi Holdings Inc. and YA II PN, Ltd. dated as of December 3, 2021
99.2	Extension Agreement Between Jiuzi Holdings Inc. and YA II PN, Ltd. dated as of April 1, 2022

*	Filed as an exhibit to the Registrants current report on Form 6-K filed on December 6, 2021, and hereby incorporated for reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2022	JIUZI HOLDINGS INC.

	By:	/s/ Shuibo Zhang
	Name:	Shuibo Zhang
	Title:	Chief Executive Officer and Director (Principal Executive Officer)

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